CONSENT OF EXPERT
Reference is made to the report, Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation Saskatchewan, Canada dated December 23, 2013 (the “Report”), and the information contained in the Report that I prepared, or reviewed and approved
In connection with the Registration Statement on Form S-8 of SSR Mining Inc., I, Jeffrey Kulas, consent to the use of my name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.
Dated this 9th day of August, 2017.
Yours truly,

/s/ Jeffrey Kulas
Jeffrey Kulas, P. Geo.